Exhibit 99.2

XPENG Publishes 2024 Environmental, Social and Governance Report

GUANGZHOU, China, April 16, 2025 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today published its 2024 Environmental, Social and Governance Report (the “Report”). The Report highlights the Company’s achievements and continuous progress toward its sustainability objectives, along with its commitment to creating long-term value for society.

2024 ESG Report Highlights:

•	ESG Achievements: XPENG has been awarded the highest MSCI ESG Rating of AAA, highlighting its leadership in environmental, social, and governance practices.

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Sustainable Energy Utilization: XPENG’s annual consumption of clean energy reached 25,718 MWh, complemented by photovoltaic power generation totaling 43,544 MWh, showcasing significant strides towards renewable energy adoption.

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Carbon-reduced Products: The Smart EVs produced by XPENG in 2024 are anticipated to reduce greenhouse gas emissions by more than 3.11 million tons over their lifecycle compared to conventional gasoline cars, underscoring a strong commitment to combating climate change.

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Eco-friendly Production: XPENG was selected for the Green Manufacturing List by the Ministry of Industry and Information Technology and awarded the title of “National Green Supply Chain Management Enterprise.”, reflecting its dedication to sustainable industrial practices.

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Promoting a Circular Economy: By establishing a comprehensive end-to-end recycling management process for used power batteries, XPENG promotes efficient waste resource utilization, contributing to a circular economy.

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Product Quality: XPENG obtained the ISO 9001 quality management system certification, ensuring top-notch product quality. No vehicle recall incidents occurred in 2024, a testament to the Company’s rigorous standards.

•	Quality Improvement Programs: Throughout the year, XPENG conducted nine major quality improvement initiatives aimed at enhancing its supply chain quality, engaging with 426 suppliers in the process.

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Product Safety: Two XPENG models received a five-star safety rating from C-NCAP, three XPENG models received a five-star safety rating from EURO NCAP, and one XPENG model received a five-star safety rating from ANCAP, demonstrating the Company’s unwavering commitment to safety.

•	Tech Innovations: The launch of the XPENG AI system, encompassing innovations in AI-driven cars, robots, and flying vehicles, is propelling the future of mobility solutions forward.

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Information Security: XPENG successfully renewed its ISO 27001 Information Security Management System and ISO 27701 Privacy Information Management System certifications. No information security breaches, or other cybersecurity incidents occurred during the year, underscoring XPENG’s effective data and information security framework.

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Community Engagement: In collaboration with employees and XPENG owners, the Company founded the XPENG Volunteer Service Task Force, fostering a vibrant community of nearly 1,200 registered volunteers who collectively contributed over 18,000 hours of service.

To view the full 2024 ESG Report, please visit the ESG section of XPENG’s Investor Relations website: https://ir.xiaopeng.com/esg.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.